Exhibit 99.1

NLS Pharmaceutics Announces the Appointment of Eric Konofal, M.D., Ph.D. as Chief Scientific Officer

Switzerland/Stans, July 19, 2021 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage pharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system (CNS) disorders, announces the appointment of Eric Konofal, M.D., Ph.D., as Chief Scientific Officer. Dr. Konofal is a co-founder and has over 30 years of experience as a physician and leading researcher in the field of sleep disorders and other CNS diseases.

“As a co-founder of NLS, Eric has already made enormous contributions to the Company with regard to our early work on Quilience® and Nolazol®, and now he is able to fully devote his time and energy to advancing our drug pipeline and bringing value to patients, care givers, and our shareholders,” said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics. “The time for Eric to join us as our permanent Chief Scientific Officer couldn’t be better as we recently submitted a series of patent applications, and our early-stage pipeline now includes five compounds in addition to Quilience® that have been issued patents or for which patent applications have been filed.”

“I am delighted to serve as the Company’s Chief Scientific Officer where I can directly oversee the development of our pipeline of repurposed compounds and new chemical entities designed to address rare and complex CNS disorders,” said Dr. Konofal. “Our lead product candidate, Quilience®, is an exciting technology that we discovered has partial orexin-2 binding activity, and therefore, offers potential to significantly improve the treatment of patients with narcolepsy. In addition to supporting this program, my focus will be on the advancement of our earlier-stage compounds intended to treat diseases such as myalgic encephalomyelitis/chronic fatigue syndrome (or ME/CFS) associated with COVID-19, Parkinson’s disease, Alzheimer’s disease, Huntington’s disease, and other sleep-wake cycle disorders including Central Disorders of Hypersomnolence (CDH) such as Kleine-Levin Syndrome. I am very proud to have co-founded this Company, and I look forward to realizing its potential promise in helping patients with debilitating neurological conditions.”

Dr. Konofal is a primary clinical and internationally renowned scientific researcher, and is an accomplished drug hunter and drug pipeline developer. He is a senior medical consultant for the Pediatric Sleep Disorders Center at Robert-Debre University of Paris (APHP). Dr. Konofal served as Principal Clinical Investigator at the Clinical Pharmacology & Pharmacogenetic Department at Robert-Debre University of Paris. His research has focused on brain- and iron-dopamine interactions in subjects with neurological sleep disorders (RLS, PLMS), and ADHD. Additionally, Dr. Konofal served as a consultant at the sleep disorder center of Pitié-Salpêtrière University Hospital Group (APHP), specializing in ADHD, RLS, PLMS and CDH. He initiated previous studies based on iron and its role in the pathophysiology of ADHD, and has conducted extensive research on the relationship between the brain and iron.

Dr. Konofal launched a clinical trial on the efficacy of mazindol in children with ADHD (clinicaltrials.gov identifier: NCT00508677) and obtained the U.S. patent for mazindol in the treatment of ADHD. He wrote the scientific rational for Nolazol® and discovered the pharmacological profile of mazindol and its orexin-2 receptor binding properties.

Dr. Konofal has authored over 70 peer-reviewed publications in the area of sleep disorders and other CNS diseases. His major scientific contributions are:

●	Pioneered the field Sleepiness in ADHD and increased motricity during sleep in ADHD (Lecendreux & Konofal, 2000; Konofal et al., 2001)

●	Discovered the primary role of iron in the brain in ADHD and its pathophysiology (Konofal et al. 2004; Patent Granted in 2006)

●	Discovered the effectiveness of mazindol in ADHD (2016) and the role of orexin-2 receptors in its binding profile

Dr. Konofal earned his M.D. degree and Ph.D. at the University of Paris (APHP).

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss-based clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company’s lead product candidate, Quilience® is a proprietary extended-release formulation of mazindol (mazindol ER), and is being developed for the treatment of narcolepsy. Mazindol is a triple monoamine reuptake inhibitor and partial orexin-2 receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. NLS completed a phase 2 study in the U.S. evaluating Nolazol® (mazindol controlled-release) in adult subjects with ADHD. The study met all primary and secondary endpoints and was well-tolerated. Quilience has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy.

Safe Harbor Statement

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses its belief that the timing of the appointment as Chief Scientific Officer couldn’t be better, the potential diseases that Dr. Konofal intends to focus on advancing of the Company’s earlier stage compounds and that it looks forward to realizing its potential promise in helping patients with debilitating neurological conditions. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’s products may not be approved by regulatory agencies, NLS’s technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’s process; NLS’s products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’s patents may not be sufficient; NLS’s products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F filed with the SEC, which is available on the SEC’s website, www.sec.gov.

Corporate Contact

Alex Zwyer, CEO: +41 41 618 80 00

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

www.nlspharma.com